AsiaInfo Holdings, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

February 25, 2010

VIA EDGAR AND COURIER

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 28, 2010
File No. 001-15713

Dear Ms. Mills-Apenteng:

This letter is submitted on behalf of AsiaInfo Holdings, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed January 28, 2010 (File No. 001-15713) (the “Proxy Statement”), as set forth in your letter to the Company dated February 16, 2010. The Company is also filing via EDGAR under separate cover Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of the comments contained in your letter dated February 16, 2010 has been reproduced herein (in bold), with the Company’s response below each such comment.

As used in this letter, “Linkage Cayman” means Linkage Technologies International Holdings Limited, “Linkage Technologies” means Linkage Technologies Investment Limited, the wholly-owned subsidiary of Linkage Cayman, the “Combination Agreement” means that certain business combination agreement by and between the Company and Linkage Cayman, dated December 4, 2009, and the “Combination” means the Company’s proposed acquisition of Linkage Technologies and its subsidiaries from Linkage Cayman.

Summary Term Sheet, page 1

1.	Revise your filing here, and elsewhere in your proxy where the consideration to be paid Linkage is discussed, to disclose the estimated aggregate market value of the transaction as of the most recent practicable date. We note your references to cash consideration of $60 million and stock consideration of 26,832,731 shares of common stock of AsiaInfo. Refer to Item 14(b)(1) and (4) of Schedule 14A. Further, where you first mention the consideration for the purchase of Linkage shares in the summary term sheet, please provide a full description of the cash and stock consideration. The disclosure in the summary term sheet should not rely on terms defined elsewhere.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 48, 66 and 123 of Amendment No. 1 to disclose the estimated aggregate market value of the consideration. The Company further advises the Staff that it has revised page 1 of Amendment No. 1 so that the first mention of the consideration in the summary term sheet includes a full description of the cash consideration and the stock consideration.

The Combination

Opinion of AsiaInfo’s Financial Advisor, page 52

2.	We note that AsiaInfo has retained BofA Merrill Lynch to act as AsiaInfo’s financial advisor in connection with the Combination and that BofA Merrill Lynch delivered to AsiaInfo’s board of directors a written fairness opinion dated December 4, 2009. Please tell us whether there was any material relationship that existed during the past two years between you and BofA Merrill Lynch. Additionally, revise your proxy to disclose who determined the consideration (i.e., BofA Merrill Lynch or AsiaInfo), the aggregate fee currently estimated to be paid to BofA Merrill Lynch (if it has changed from the approximately $1.5 million), and that portion of the fee that is payable contingent upon the completion of the Combination. Refer to Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

The Company respectfully advises the Staff that no material relationship existed between the Company and Merrill Lynch (Asia Pacific) Limited (“BofA Merrill Lynch”) during the two year period prior to the date that BofA Merrill Lynch was retained to act as the Company’s financial advisor in connection with the Combination. In response to the Staff’s comment, the Company has added disclosure on page 60 of Amendment No. 1 to disclose this absence of a prior material relationship.

Additionally, the Company respectfully refers the Staff to its disclosure in the second paragraph on page 60 of the Proxy Statement. The Company has revised its disclosure on page 60 of Amendment No. 1 to clarify that no financial advisor, including BofA Merrill Lynch, determined the consideration to be paid to Linkage Cayman in connection with the Combination.

The Company has also revised its disclosure on page 60 of Amendment No. 1 regarding the portion of the estimated aggregate $1.5 million fee payable to BofA Merrill Lynch that is contingent upon the completion of the Combination.

3.	We note that BofA Merrill Lynch’s opinion was delivered two months ago. Please disclose whether any material changes in AsiaInfo’s or Linkage’s operations, performance or in any of the projections or assumptions upon which BofA Merrill Lynch based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has added disclosure on pages 27 and 50 of Amendment No. 1 that the Company believes no material changes have occurred since the date of the fairness opinion of BofA Merrill Lynch and none are anticipated to occur prior to the special meeting of the Company’s stockholders.

Interests of Linkage Technologies’ Directors, Executive Officers and Certain Significant Shareholders in the Combination, page 61

4.	We note that AsiaInfo will offer employment agreements to each of Libin Sun, Guoxiang Liu and Xiwei Huang, to be effective upon the closing of the combination. Revise your proxy here, and elsewhere in your proxy where the employment agreements are discussed, to disclose the material terms of the employment agreements. Refer to Item 14(b)(4) of Schedule 14A and Item 1004 of Regulation M-A.

The Company respectfully advises the Staff that it has revised the disclosures on pages 5 and 61 of Amendment No. 1 to disclose the material terms of the employment agreements the Company intends to enter into with each of Libin Sun, Guoxiang Liu and Xiwei Huang, effective upon the closing of the Combination. Specifically, Amendment No. 1 discloses that the employment agreements with each of Mr. Sun, Mr. Liu and Dr. Huang will be in substantially the same form as those forms that have been publicly filed as exhibits to the Company’s filings with the Commission prior to the date of the Combination Agreement between the Company and its executive officers.

The Combination Agreement, page 65

5.	We note your statements in the second paragraph on page 62 that “The Combination Agreement is described in this Proxy Statement … only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding AsiaInfo or Linkage Cayman or their respective businesses” and that shareholders “should not rely on the representations and warranties in the Combination Agreement as characterizations of the actual state of facts about AsiaInfo, Linkage Cayman or certain key Linkage Cayman shareholders….” Please revise to remove any potential implication that the referenced agreement does not constitute disclosure about the company.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 65 of Amendment No. 1 to delete language that may create a potential implication that the Combination Agreement does not constitute disclosure about the Company.

6.	We note your various qualifiers regarding the representations and warranties in the merger agreement that alert shareholders to the historical context of the merger agreement. Please revise these references to more clearly refer to the merger agreement at the time it was executed, rather than in the present tense. For example, we note the disclosure in the second paragraph of page 65 that the “assertions embodied in [the] representations and warranties … are subject to important qualifications and limitations …”

The Company respectfully advises the Staff that it has revised its disclosure on page 65 and elsewhere in Amendment No. 1 to refer to the Combination Agreement at the time the Combination Agreement was executed, as opposed to referring to the Combination Agreement in the present tense.

7.	Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

The Company respectfully acknowledges the Staff’s comment.

Incorporation by Reference, page 129

8.	Note that Schedule 14A does not permit general “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filing. Please revise.

The Company respectfully advises the Staff that it has revised its disclosure on page 128 of Amendment No. 1 to list all filings that are incorporated by reference into Amendment No. 1.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact the undersigned or Matthew D. Adler, Esq. of DLA Piper LLP (US), our outside counsel, at 206-839-4816, if you have any questions regarding this letter.

Sincerely,

/s/ Steve Zhang

Steve Zhang

Chief Executive Officer

AsiaInfo Holdings, Inc.

cc:	Mr. Michael F. Johnson (SEC Division of Corporation Finance)
Ms. Wei Li (AsiaInfo Holdings, Inc.)
Ms. Susie Shan (AsiaInfo Holdings, Inc.)
Mr. Matthew D. Adler (DLA Piper LLP (US))